seabed-to-surface EARNINGS PRESENTATION SECOND QUARTER ENDED MAY 31, 2009 JULY 15, 2009 3:00 PM UK TIME Exhibit 99.2

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July 15, 2009
slide 2
Forward-Looking Statements
Certain statements made in this presentation may include “forward-looking statements”
within the meaning of Section 27A of the Securities Act and Section 21E of the US
Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  The forward-
looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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July 15, 2009
slide 3
Second Quarter Highlights
Delivered a solid operational performance in a challenging environment:
Continuing operations:
Revenue of $526 million
Adjusted EBITDA of $113 million
Adjusted EBITDA margin of 21.5%
Net income of $76 million
Diluted EPS of $0.40
Encouraging progress on new large contract awards:
EPC4A – Nigerian Conventional ($190m)
Gumusut in Malaysia ($825m) to our SapuraAcergy JV
Polar Queen in Brazil ($260m) – post quarter end
Number of smaller awards worldwide

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July 15, 2009
slide 4
SURF market:
Short–term: poor visibility
Some projects delayed by Operators
Conventional / hook-up market in West Africa:
Increased visibility with the award of EPC4A contract
More projects being discussed in Nigeria
In spite of challenging business environment, we remain on course to deliver expectations for 2009
Medium-term fundamentals remain strong
Short-Term Caution – Strong Fundamentals

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July 15, 2009
slide 5
Financial Highlights
In $ millions, except share and per share data Three-Months Ended Six-Months Ended
May 31,
2009
Unaudited
May 31,
2008
Unaudited
May 31,
2009
Unaudited
May 31,
2008
Unaudited
Continuing operations:
Revenue 525.5 705.6 1,028.6 1,315.3
Adjusted EBITDA
(a)
113. 2 163.2 215. 0 275.6
Net operating income 81.0 137.2 152.3 223.6
Taxation (9.2) (40.6) (31.6) (74.0)
Income - continuing operations 76.0 90.2 115.1 138.6
Net income / (loss) – discontinued operations 0.9 (28.4) 2.8 (35.7)
Net income 76.9 61.8 117.9 102.9
Earnings / (loss) per share – Diluted
Continuing operations 0.40 0.49 0.60 0.74
Discontinued operations 0.01 (0.14) 0.01 (0.19)
Net Earnings 0.41 0.35 0.61 0.55
Weighted average number of Common Shares and
Common Share equivalents outstanding - Diluted
205.6 m 207. 5m 183.5m 188.6m
(a)
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net Income.

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July 15, 2009
slide 6
In $ millions
Three-Months Ended Six-Months Ended
May 31, 2009 May 31, 2009
Net income – Total operations
76.9 117.9
Depreciation and amortisation 32.2 62.7
Impairment - -
Other non cash items from operations 4.0 1.9
Changes in working capital
3.7 27.8
Net cash from operating activities 116.8 210.3
Capital expenditure
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividend from associates & JVs
(46.3)
-
(1.5)
0.9
(102.8)
72.9
(5.1)
3.2
Net cash from investing activities (46.9) (31.8)
New borrowings - 0.1
Exercise of share options
0.1 0.2
Interest paid on convertible note (5.6) (5.6)
Dividends paid to shareholders - -
Dividends paid to minority interests (5.0) (5.0)
Net cash from financing activities (10.5) (10.3)
Effect of exchange rate changes on cash 19.0 14.7
Change in cash and cash equivalents  78.4 182.9
Cashflow Highlights

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July 15, 2009
slide 7
Balance Sheet Highlights
(1) As at May 31, 2009 cash balances of $695.8 million exclude $60.1 million relating to Sonamet which as at this date is classified as an asset held for sale.
In $ millions as at
May 31 ,
2009
Unaudited
November
30, 2008
Audited
May 31 ,
2008
Una udited
Property, plant and equipment
850.2
907.6 885.1
Interest in associates and joint ventures
164.1
140.2 140.1
Trade and other receivables
319.9
354.5 447.6
Assets held for sale
240.3
75.5 1.1
Other accrued income and prepaid expenses
197.6
233.5 291.9
Cash and cash equivalents
(1)
695.8
573.0 429.8
Other assets
132.3
186.8 202.3
Total assets
2,600.2
2,471.1 2,397.9
Total equity
922.8
801.4 769.5
Non-current portion of borrowings
406.5
409.2 394.3
Trade and other payables
550.3
651.6 718.4
Deferred revenue
263.7
305.6 259.4
Current tax liabilities
96.6
69.1 87.0
Liabilities directly associated with assets held for sale
189.9
- -
Other liab ilities
170.4
234.2 169.3
Total liabilities
1,677.4
1,669.7 1,628.4
Total equity and liabilities
2,600.2
2,471.1 2,397.9

seabed-to-surface July 15, 2009 slide 8 Appendices

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July 15, 2009
slide 9
Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at May 31, 2009 -
excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Mexilhao (Brazil)
Pluto (Australia)
Deep Panuke (Canada)
Marathon Volund (N.Sea)
PazFlor (Angola)
Block 15 (Angola)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC Acergy AME Disc. Operations

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July 15, 2009
slide 10
Backlog Analysis – continuing operations
Backlog by Region
62%
19%
12%
6%
0%
20%
40%
60%
80%
100%
May.31.09
AME
SAM
NAMEX
NEC
AFMED
Backlog by Award Date
<2006
12%
2009
23%
2008
47%
2007
18%
Backlog by Execution Date
2010
44%
2011+
18%
2009
38%
In $ millions as at: May.31.09 Feb.28.09 May.31.08
Backlog
(1)
2,415 2,432 3,354
Pre-Backlog
(2)
99 75 241
(1)
Backlog excludes amounts related to discontinued operations as of May.31.09: $77 million, Feb.28.09: $86 million, May.31.08: $295 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

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July 15, 2009
slide 11
Segmental Analysis – continuing operations
For the three months
ended May.31.2009
In $ millions
Acergy
AFMED
Acergy
NEC
Acergy
NAMEX
Acergy
SAM
Acergy
AME
Acergy
Corporate
Total –
Continuing
operations
Revenue 207.9 130.6 29.2 100.7 53.7 3.4 525.5
Net operating income / (loss) 41.1 (4.5) 8.1 10.3 14.9 11.1 81.0
   Investment income 1.6
   Other gains and losses
7.9
   Finance costs (5.3)
Net income before taxation from continuing operations  85.2

For the three months
ended May.31.2008
In $ millions
Acergy
AFMED
Acergy
NEC
Acergy
NAMEX
Acergy
SAM
Acergy
AME
Acergy
Corporate
Total –
Continuing
operations
Revenue 375.3 210.3 0.9 75.3 43.2 0.6 705.6
Net operating income /(loss)  82.7 32.4 5.6 11.2 8.2 (2.9) 137.2
    Investment income 2.9
    Other gains and losses (4.1)
    Finance costs (5.2)
Net income before taxation from continuing operations 130.8

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July 15, 2009
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Regional Performance – continuing operations
Acergy Africa and Mediterranean
As expected, lower activity levels reflecting fewer major deepwater projects in installation phase compared with Q2 2008
Number of major projects, including PazFlor, ALNG and EPC4A remain in early stages
No major projects completed during the quarter
Awarded EPC4A $190m Nigerian Conventional contract
Quarter Ended
May 31
207.9
41.1
82.7
375.3
0
200
400
Net Operating
Revenue
Net Operating
Income
2009 2008
Six Months Ended
May 31
435.9
78.1
140.2
734.8
0
400
800
Net Operating
Revenue
Net Operating
Income
2009 2008

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July 15, 2009
slide 13
Regional Performance – continuing operations
Acergy Northern Europe and Canada
As expected, lower activity levels during the quarter reflecting challenging market conditions
Good operational progress on Dong Nini, Tyrihans subsea installation and
Deep Panuke
Charge taken on the Marathon Volund Project ahead of completion of commercial settlement
Quarter Ended
May 31
130.6
(4.5)
210.3
32.4
-50
50
150
250
Net Operating
Revenue
Net Operating
Income / (loss)
2009 2008
Six Months Ended
May 31
(3.0)
268.7
38.3
338.3
-50
100
250
400
Net Operating
Revenue
Net Operating
Income / (loss)
2009 2008

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July 15, 2009
slide 14
Regional Performance – continuing operations
Acergy North America and Mexico
Good progress on installation phase of Perdido Project in Gulf of Mexico
Project management and engineering support for Frade SURF project, offshore
Brazil
Six Months Ended
May 31
33.5
12.7
6.3
1.5
0
10
20
30
40
Net Operating
Revenue
Net Operating
Income
2009 2008
Quarter Ended
May 31
29.2
8.1
5.6
0.9
0
10
20
30
40
Net Operating
Revenue
Net Operating
Income
2009 2008

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July 15, 2009
slide 15
Regional Performance – continuing operations
Acergy South America
Good revenue contribution from Frade Project and Roncandor Manifolds Project
Good performance on SURF activities partially offset by lower utilisation on
Acergy Condor
Awarded four-year $260 million contract for the Polar Queen by Petrobras post quarter end
Quarter Ended
May 31
10.3
100.7
75.3
11.2
0
40
80
120
Net Operating
Revenue
Net Operating
Income
2009 2008
Six Months Ended
May 31
186.0
151.9
17.8
18.7
0
50
100
150
200
Net Operating
Revenue
Net Operating
Income
2009 2008

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July 15, 2009
slide 16
Regional Performance – continuing operations
Acergy Asia and Middle East
Good progress on projects, including Van Gogh, which completed offshore phase and Pluto which remains in early stages
SapuraAcergy JV positive contribution in the quarter
SapuraAcergy JV awarded Gumusut Project ($825m) and Iwaki Project ($60m)
Six Months Ended
May 31
100.8
87.3
27.5
5.5
0
40
80
120
Net Operating
Revenue
Net Operating
Income
2009 2008
Quarter Ended
May 31
53.7
43.2
14.9
8.2
0
20
40
60
Net Operating
Revenue
Net Operating
Income
2009 2008

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Regional Performance – discontinued operations
Discontinued Operations
Positive contribution from the Mexilhao Trunkline Project
Six Months Ended
May 31
49.0
63.0
6.4
(44.2)
-50
-25
0
25
50
75
Net Operating
Revenue
Net Operating
Income (Loss)
2009 2008
Quarter Ended
May 31
16.7
36.8
1.0
(31.3)
-40
-20
0
20
40
Net Operating
Revenue
Net Operating
Income (Loss)
2009 2008

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July 15, 2009
slide 18
Adjusted EBITDA
Adjusted EBITDA:
taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation  and amortisation  and  adjusted  to exclude investment income and impairment of property, plant and equipment. Adjusted
EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations.  Management believes that Adjusted EBITDA and  Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the
European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance.
However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered  as an alternative to, or more meaningful than, net income (as determined  in ccordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the
Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted  EBITDA  from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
(a) The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income

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July 15, 2009
slide 19
Reconciliation of Net Operating Income to Adjusted EBITDA
Three-Months Ended
May 31, 2009
Three-Months Ended
May 31, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
81.0 1.0 82.0 137.2 (31.3) 105.9
Depreciation and amortisation 32.2 - 32.2 26.0 2.0 28.0
Impairments
- - - - - -
Adjusted EBITDA 113.2 1.0 114.2 163.2 (29.3) 133.9
Revenue  525.5 16.7 542.2 705.6 36.8 742.4
Adjusted EBITDA % 21.5% 6.0% 21.1% 23.1% (79.6%) 18.0%
Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
May 31, 2009
Three-Months Ended
May 31, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
76.0 0.9 76.9 90.2 (28.4) 61.8
Depreciation and amortisation 32.2 - 32.2 26.0 2.0 28.0
Impairments
- - - - - -
Investment income (1.6) - (1.6) (2.9) - (2.9)
Other gains and losses (7.9) (0.1) (8.0) 4.1 (0.1) 4.0
Finance costs 5.3 - 5.3 5.2 - 5.2
Taxation 9.2 0.2 9.4 40.6 (2.8) 37.8
Adjusted EBITDA 113.2 1.0 114.2 163.2 (29.3) 133.9
Revenue  525.5 16.7 542.2 705.6 36.8 742.4
Adjusted EBITDA % 21.5% 6.0% 21.1% 23.1% (79.6%) 18.0%